

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 1, 2016

Brenton L. Saunders
Chief Executive Officer and President
Allergan plc
Morris Corporate Center III
400 Interpace Parkway
Parsippany, New Jersey 07054

> **Re:** **Allergan plc**
> **Registration Statement on Form S-4**
> **Filed March 7, 2016**
> **File No. 333-209967**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **File No. 001-36867**

Dear Mr. Saunders:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of the materials that each of the financial advisors prepared and shared with the boards of directors in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the boards. We may have additional comments after we review those materials.

Proxy Statement/Prospectus Cover Page

2. The letter to the Allergan and Pfizer shareholders serves as the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item

501 of Regulation S-K. Refer to Item 1 of Form S-4. Please limit the letter to a single page as required by Item 501(b) of Regulation S-K.

Questions and Answers About the Merger, page vi

3.   You currently repeat information in your Q&A and Summary sections, and each of these sections is overly detailed and does not concisely present the issues related to the transaction. The Q&A should not repeat information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in the Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the transaction in the Summary.

What Vote is Required to Approve Each Proposal at the Pfizer Special Meeting? . .. , page xiv

What Vote is Required to Approve Each Proposal at the Allergan Extraordinary Meeting? . . . , page xvii

4.   Please disclose the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates for both Pfizer and Allergan. Refer to Item 3(h) of Form S-4.

Summary

Consideration to Pfizer Stockholders, page 1

5.   We note your reference to the minimum and maximum cash consideration that Pfizer stockholders will receive in the merger in other parts of the joint proxy statement/prospectus. Please include under this section the minimum and maximum cash consideration that Pfizer shareholders may receive in the transaction and a description of the proration procedures as described on page 132. Please include similar disclosure on page 67 where you discuss consideration to Pfizer stockholders.

Risk Factors

Because the exchange ratio and the share split ratio are fixed . . . , page 23

6.   We note that Pfizer intends to execute a $5 billion share repurchase prior to closing of the merger. Please disclose the anticipated effect on the proportion of the outstanding combined company shares held by former Pfizer stockholders.

Changes to tax laws and regulations may jeopardize or delay the merger . . ., page 24

7.   Please disclose the particular changes in tax law and/or regulations that could jeopardize or delay the merger.

The IRS may not agree with the conclusion that the combined company should be treated as a non-U.S. corporation. . ., page 32

8.   Please disclose and quantify, to the extent possible, the material impact to the combined company if the IRS does not agree that the combined company should be treated as a non-U.S. corporation for U.S. federal income tax purposes. Please also disclose the duration of time for which the Section 7874 percentage will determine your status as a non-U.S. corporation and whether this could be affected by any changes in shareholding that occur after the completion of the merger.

The IRS may not agree with the conclusion that the combined company is not subject to certain adverse consequences . . ., page 32

9.   We note your disclosure that if the Section 7874 percentage were determined to be at least 60% the combined company could be treated as a "surrogate foreign corporation." Please disclose the potential impact, to the extent material, of being treated as a surrogate foreign corporation, including how this determination would "erode some of the synergies."

The tax rate that will apply to the combined company is uncertain . . ., page 35

10.   Please disclose your expected effective tax rate for the combined company after the merger and the impact on your expected tax savings if you do not maintain this effective tax rate, whether due to treatment as a U.S. corporation for federal income tax purposes or otherwise.

The Transactions

Background of the Merger, page 69

11.   We note throughout this section that you reference possible synergies, potential financial benefits and cost savings, and significant value that could result from a merger between Pfizer and Allergan. Please revise your disclosure throughout to describe the particular synergies, financial benefits and value that were discussed at each meeting, including identifying the particular synergies and benefits and quantifying them as appropriate.

12.   We note multiple references in your disclosure regarding transaction risks due to potential changes in law and the need for any agreement to contain a provision allowing both Pfizer and Allergan to protect their shareholders from potential legal and regulatory

changes. Please discuss the specific legal and regulatory changes that were viewed as having a "significant impact" on the potential value resulting from the transaction and the particular discussions that occurred about these changes. Please also disclose the specific discussions that occurred in negotiating provisions in the merger agreement relating to change-of-law risks.

13. Please disclose why Pfizer determined not to proceed with a transaction with Actavis in September 2014, but then initiated discussion of a potential merger transaction with Allergan in early 2015 after Actavis and Allergan had entered into a definitive agreement to combine.

14. We note your disclosure on page 70 that Mr. Read believed Mr. Saunders might be willing to discuss a potential combination of Pfizer and Allergan to occur following the closing of Allergan's transaction with Teva. Please provide an explanation for the reason Mr. Read had this belief and disclose whether there were any prior conversations regarding pursuing a business combination following the divestiture of Allergan's generic business.

15. We note your disclosure on page 71 that Pfizer management and the Pfizer board of directors discussed that the potential transaction would be structured so that the combined company would be organized in Ireland. Please disclose why the board determined that the company would be organized in Ireland.

16. We note that prior to the November 13, 2015 conversation among Mr. Giordano, Ms. Hilado and Mr. Kirk, the companies had only discussed a transaction involving all- or predominantly all-stock consideration. Please revise your disclosure to discuss why Pfizer changed the type of consideration it was offering and the reasons for the $6 billion minimum and $12 billion maximum cash consideration.

17. We note your disclosure that the potential compositions of the board and management of the combined company were discussed in meetings on October 8, 2015 and October 22, 2015. Please provide disclosure regarding how the final structure of the board and management team was reached.

Recommendation of the Pfizer Board of Directors and Pfizer's Reasons for the Merger, page 76

18. We note your disclosure that the list on page 77 contains "some of the significant factors" that supported the Pfizer board's decision to approve and adopt the merger agreement. Please revise your disclosure to confirm that you have disclosed all material factors considered by the board.

19. We note that the Pfizer board considered the risk that a change in applicable U.S. tax law could cause the combined company to be treated as a U.S. domestic corporation for U.S.

federal income tax purposes. Please explain and quantify, to the extent practicable, the material impact of such a change in tax law.

Opinions of Pfizer's Financial Advisors, page 80

20.   Please disclose how the financial advisors selected the peer group companies and precedent transactions and whether any comparable companies or transactions were excluded from the analyses, and if so, the reasons for making such exclusions.

Opinion of Morgan Stanley & Co. LLC, page 110

21.   Please disclose how Morgan Stanley selected the companies used in the Selected Company Trading Analysis for Allergan and Pfizer and whether any comparable companies were excluded from the analyses, and if so, the reasons for making such exclusions. Please specifically identify the companies used in the Selected Company Trading Analysis for Pfizer. Please also identify the 21 selected acquisition transactions and the nine precedent merger transactions discussed on page 115.

Pfizer Unaudited Prospective Financial Information, page 120

Allergan Unaudited Prospective Financial Information, page 123

22.   Please disclose in this section all material financial projections that were provided by Pfizer and Allergan to the financial advisors. We note in particular that the financial advisors relied on estimates for cost savings and related expenses as well as estimated synergies in preparing their financial opinions, and these do not appear to be disclosed in this section.

23.   We note your statement that Allergan, Merger Sub and Pfizer disclaim responsibility for the unaudited prospective financial information. Please remove this disclaimer as it is inappropriate to disclaim responsibility for information in the registration statement.

Consideration to Pfizer Stockholders, page 131

24.   Please disclose here, and elsewhere as appropriate, the number or percentage of Pfizer shares of common stock that can elect to receive cash consideration with the $6 billion minimum and $12 billion maximum based on the closing price of Pfizer common stock as of the latest practicable date so as to provide investors with an estimate of the number of shares that may elect to receive cash.

Certain Tax Consequences of the Merger, page 165

25.   Here and throughout your document, as appropriate, please provide unequivocal disclosure regarding the material tax consequences rather than what the tax consequences

may be "generally" and include an appropriate opinion of counsel opining on the material tax consequences. If counsel is unable to provide a firm opinion, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. In this case, the disclosure should describe the degree of uncertainty and include risk factor disclosure setting forth the risks to investors due to the uncertainty. Refer to Staff Legal Bulletin No. 19 (October 2011).

26. We note your disclosure that the merger is intended to qualify as a "reorganization" within the meaning of section 368(a) of the Code, but due to Section 367(a) of the Code, U.S. holders of Pfizer common stock will recognize gain on the exchange for combined company shares. We further note that your financial advisors have assumed that the merger will be a tax-free reorganization pursuant to section 368(a) of the Code. Given that the exchange is taxable to Pfizer shareholders, please tell us the significance of the merger qualifying as a reorganization. Please also tell us whether the financial advisors considered the taxable nature of the exchange when rendering their opinions.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

8. Estimate of Assets to be Acquired and Liabilities to be Assumed in the Merger, page 192

27. You disclose that Pfizer does not have sufficient information to evaluate Allergan's legal contingencies under a more likely than not standard to value them at fair value or to estimate a range of outcomes. Please revise to indicate when Pfizer will obtain such information and when you expect the purchase price allocation to be finalized.

9. Legacy Allergan Pro Forma Adjustments, page 194

28. You disclose that adjustment 9(a) represents the elimination of $902 million in "cost of sales" included in the historical results of operations for the year ended December 31, 2015 that resulted from the sale of inventory adjusted to fair value in purchase accounting for the Legacy Allergan transaction, as this transaction was non-recurring.   Please explain to us why you are removing expenses reflected in the historical financial statements. Additionally, since the step-up in inventory value was amortized into earnings as an expense that recurred beyond the acquisition date, tell us how you concluded this amount did not have a continuing impact on your financial statements. Alternatively, revise your unaudited pro forma condensed combined statement of earnings to remove the adjustment. Refer to Rule 11-02(b)(6) of Regulation S-X.

29. You disclose that adjustment 9(c) represents the elimination of bridge loan commitment fees included in the historical results of Allergan. Please explain to us why you are removing fees reflected in the historical financial statements. Alternatively, revise your unaudited pro forma condensed combined statement of earnings to remove the adjustment.

10. Allergan Pro Forma Adjustments, page 195

30.   You disclose that adjustment 10(b) was recorded to decrease pro forma intangible asset amortization to reflect an assumption for weighted average useful life of 17 years instead of the historical 7.6 year assumption used by Allergan. Please explain to us how you determined that it was appropriate to utilize the 17 years. Disclose the assumptions that support your estimate.

31.   Please revise your adjustment to the tax impact of the acquisition on the balance sheet and statement of income as appropriate, pursuant to the comments related to Notes 10(b) and 10(g). In addition, revise Note 10(e) to disclose the historical income tax rates that were used to compute the tax effect of eliminating interest expense.

32.   Within Note 10(g) you explain that you adjusted the acquired inventory to estimate fair value and we note that the adjustment is approximately $1.4 billion. Also, you state that there is no continuing impact of the acquired inventory adjustment on the combined operating results and as such is not included in the unaudited pro forma condensed combined statement of income. Since the step-up in inventory value is amortized into earnings as an expense that recurs beyond the acquisition date, please tell us in greater detail why you believe the amortization of the inventory step-up will not have a continuing impact on your financial statements. Alternatively, revise your unaudited pro forma condensed combined statement of income to include an adjustment to cost of goods sold for the related expense.

33.   We note reference in your filing that the Pfizer/Allergan merger is subject to the closing of the Allergan divestiture transaction and note your disclosure within Note 10(f) that once the Allergan divestiture transaction is completed, you will adjust your unaudited pro forma condensed combined balance sheet to give effect to the transaction. Please confirm that your unaudited pro forma condensed combined balance sheet presentation includes adjustments related to the divestiture only to the extent they are factually supportable.

34.   You disclose that you anticipate that the combined company may have a tax rate that varies from the historical effective and statutory rates reflected in these unaudited pro forma condensed combined financial statements.   Please include as much quantitative and qualitative information as possible to substantiate your statement.

Annex A – Merger Agreement

35.   Please include in the merger agreement attached as Annex A a list briefly identifying the contents of all omitted schedules. Please also file an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Refer to Item 601(b)(2) of Regulation S-K.

Exhibit 5.1

36.   Please provide an explanation of why the assumptions made in Sections 3.3 and 3.5 of the opinion are necessary and appropriate. Refer to Section II.B.3 of Staff Legal Bulletin No. 19 (October 2011).

Allergan plc

Form 10-K for Fiscal Year Ended December 31, 2015

Note 5 — Business Development

Licenses and Asset Acquisitions, page F-36

37.   Please tell us your assessment of the applicability of Accounting Standards Codification Topic 605-25: Revenue Recognition from Multiple-Element Arrangements to your 2015 agreements.

Note 7 — Discontinued Operations, page F-49

38.   You disclose that, during 2015 the company recorded a deferred tax benefit of $5,738.8 million related to your global generics business and the recognition of this benefit has been reflected in income from discontinued operations, net of tax. Please tell us how the deferred tax benefit was calculated and substantiate the recording of this tax benefit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

 •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3636 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Paul J. Shim, Esq.
        Cleary Gottlieb Steen & Hamilton LLP